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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 Schedule 14D-9

                                 Amendment No. 1

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                             Canisco Resources, Inc.
                            (Name of Subject Company)

                             Canisco Resources, Inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.0025 per share
                         (Title of Class of Securities)

                                   137587-10-1
                      (CUSIP Number of Class of Securities)

                                  Ted Mansfield
                         300 Delaware Avenue, Suite 714
                           Wilmington, Delaware 19801
                             Telephone: 302-777-5050
                             Facsimile: 302-777-5409

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                 With a Copy to:
                             William Morehouse, Esq.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                                1650 Arch Street
                                   22nd Floor
                           Philadelphia, PA 19103-2097
                             Telephone: 215-977-2000
                             Facsimile: 215-977-2740


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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated July 17, 2000, filed by Canisco Resources, Inc., a Delaware corporation (the "Company"), in connection with the offer to purchase all outstanding shares of Common Stock, par value $.0025 per share, of the Company by Canisco Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Kenny Industrial Services, L.L.C., a Delaware limited liability company.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Section 7.1(d)(i) of the Merger Agreement states that the Operating Board of Parent may terminate the Merger Agreement until July 19, 2000, if it discovers any information which would result in a breach of any of the Company's representations or warranties contained in the Merger Agreement during its financial, operating, environmental, tax, accounting business, and legal due diligence review of the Company.

     On June 19, 2000, the Merger Agreement was amended to provide that the date contained in Section 7.1(d)(i) of the Merger Agreement shall be extended until July 21, 2000, for the sole purpose of Parent conducting further due diligence review related to insurance matters and an explanation of margin improvement in 3/31/01 budgeted financials versus 3/31/00 actual financials. A copy of the amendment to the Merger Agreement is attached hereto as Exhibit 15. This summary of the amendment to the Merger Agreement is qualified in its entirety by reference to the amendment, which is deemed to be incorporated herein by reference.

Item 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     On July 20, 2000, Tyrrell Garth, President of Cheyenne Capital Corporation, advised Ted Mansfield, President and Chief Executive Officer of the Company, that Cheyenne Capital was withdrawing its proposal to acquire all outstanding shares of common stock of the Company.

Item 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 15   Amendment, dated July 19, 2000, to the Agreement and
             Plan of Merger, dated as of June 28, 2000, as amended as of July 10, 2000, by and among, Parent, Merger Subsidiary and the Company.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CANISCO RESOURCES, INC..


                                            By: /s/ TED MANSFIELD
                                                ------------------------------
                                                   Ted Mansfield
                                                   President

Dated: July 21, 2000